UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 13, 2020

First Horizon National Corporation

(Exact name of registrant as specified in its charter)

TN (State of incorporation)	001-15185 (Commission File Number)	62-0803242 (I.R.S. Employer Identification No.)

165 Madison Avenue, Memphis, Tennessee 38103
(Address of principal executive offices) (Zip Code)

(901) 523-4444
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

$0.625 Par Value Common Capital Stock	FHN	New York Stock Exchange LLC

Depositary Shares, each representing a 1/4,000th interest in a share of Non-Cumulative Perpetual Preferred Stock, Series A	FHN PR A	New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

In light of the impact of the ongoing pandemic of the novel strain of coronavirus (COVID-19) on global financial markets and economic conditions and the businesses and results of operations of each of First Horizon National Corporation (“First Horizon”) and IBERIABANK Corporation (“IBKC”), this Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement certain of the risk factors and the unaudited pro forma condensed combined financial information of First Horizon and IBKC for the year ended December 31, 2019 and related disclosures included in the joint proxy statement/prospectus (the “joint proxy statement/prospectus”), (1) included in the Registration Statement on Form S-4 (File No. 333- 235757), dated December 31, 2019, as amended by Amendment No. 1, dated February 10, 2020, Amendment No. 2, dated March 9, 2020 and Amendment No. 3, dated March 17, 2020, filed by First Horizon with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on March 19, 2020, (2) filed by First Horizon with the SEC as a prospectus on March 19, 2020, (3) filed by IBKC with the SEC as a definitive proxy statement on Schedule 14A (File No. 001-37532), on March 19, 2020 and (4) mailed by First Horizon and IBKC to their respective stockholders on or about March 25, 2020.

Item 8.01.	Other Events

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

This Form 8-K updates and supplements the joint proxy statement/prospectus. The information contained in this Form 8-K is incorporated by reference into the joint proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the joint proxy statement/prospectus.

The supplemental information contained in this Form 8-K should be read in conjunction with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information in this Form 8-K differs from or updates information contained in the joint proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the joint proxy statement/prospectus.

If you have not already submitted a proxy for use at the First Horizon special meeting or the IBKC special meeting, as applicable, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that First Horizon or IBKC stockholders may have previously received or delivered following the distribution of the applicable prospectus/proxy statement. No action is required by any First Horizon stockholder or IBKC stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

Risk Factors

The following risk factors supplement and update the risk factors described under the “Risk Factors” section of the joint proxy statement/prospectus. These risk factors should be read in conjunction with the risk factors described in the joint proxy statement/prospectus.

1. The recent global COVID-19 pandemic has coincided with periods of significant volatility in financial, commodities (including oil and gas) and other markets, has adversely affected each of FHN’s and IBKC’s ability to conduct normal business, has adversely affected FHN and IBKC customers, and is likely to harm the businesses and future results of operations of each of FHN and IBKC, as well as the combined company following the completion of the merger.

In December 2019, a coronavirus (COVID-19) was reported in China, and has since spread to most countries in the world, including the United States. Starting in late February 2020, financial market volatility increased dramatically based on concerns that COVID-19, and the steps being undertaken in many countries to mitigate its spread, would significantly disrupt economic activity.

In March 2020, financial market volatility increased further, with several one-day stock market swings that caused significant market declines. Additionally, in March: market pricing deteriorated in virtually all sectors and asset classes except U.S. Treasury securities; the World Health Organization declared COVID-19 to be a pandemic; the

U.S. President declared the COVID-19 pandemic to be a national emergency, allowing several federal disaster programs to be accessed by states and cities; many states and cities in the U.S. declared health emergencies, lockdowns, travel restrictions, and quarantines, prohibiting gatherings of more than a small number of people and ordering or urging most businesses and workplaces to close or operate on a very restricted basis; the Federal Reserve lowered short-term interest rates twice and started a “quantitative easing” program intended to lower longer-term interest rates and foster access to credit; the effective yields of 10-year and 30-year U.S. Treasury securities achieved record low rates; and the U.S. Congress enacted relief legislation which, among other things, is intended to provide emergency credit to businesses at financial risk and to mitigate an economic recession which has not been officially measured or declared but is widely believed to have begun in March.

The economic effects of these and related actions and events in the U.S. have included: large numbers of partial or full business closures; large numbers of people being furloughed or laid off; large increases in unemployment; large numbers of workers being partially or wholly ordered to work from home; large numbers of businesses at risk of insolvency as revenues drop off precipitously, especially in businesses related to travel, hospitality, leisure, and physical personal services; large numbers of investors realizing substantial losses in their portfolios and retirement funds; and large numbers of consumers being unwilling to undertake significant discretionary spending. In addition, worldwide demand for oil has fallen sharply in conjunction with the pandemic, which has been coupled with an effort by certain oil-producing countries to increase supply, resulting in a sharp drop in oil prices and a sharp drop in the values of oil-related assets. Further, certain banking organizations globally have limited share buybacks and other capital actions.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the businesses of FHN, IBKC and the combined company for the remainder of 2020 or afterward. The efforts of FHN, IBKC and the combined company to mitigate the adverse impacts of COVID-19 may not be effective, and in any case are likely to only be a partial mitigant. The full extent of impacts resulting from the COVID-19 pandemic and other events beyond the control of FHN, IBKC and the combined company will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of the pandemic and further action, including governmental, regulatory, banking supervisory and other federal, state and local actions, taken to prevent, treat, or mitigate the spread of COVID-19, among others. Moreover, global markets for oil and gas have been, and may continue to be, severely impacted by events beyond the control of FHN, IBKC or the combined company. The current low commodity prices, especially if sustained, could have a negative impact on the economies of several states in which IBKC and FHN conduct business, as well as FHN’s and IBKC’s customers, businesses and assets in those states.

In addition, the COVID-19 pandemic could result in business disruption to FHN, IBKC and the combined company, and if unable to recover from such a business disruption on a timely basis, the businesses, financial condition, and results of operations of FHN, IBKC and the combined company would be adversely affected. The efforts to integrate the businesses of IBKC and those of FHN may also be delayed and adversely affected by the COVID-19 pandemic, and become more costly. FHN, IBKC and the combined company may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect their respective financial condition and results of operations.

2. Changes in interest rates due to Federal Reserve actions and market forces, mentioned above, are likely to negatively impact the net interest margin (a measure of the average profit margin applicable to lending) of FHN, IBKC and the combined company. In addition, “spreads” (the difference between U.S. Treasury borrowing rates and private sector borrowing rates) have widened. For new loans, wider spreads should help mitigate net interest margin compression. However, each of FHN, IBKC and the combined company will not be able to capture the widened spreads quickly for outstanding floating-rate loans: for loans pre-dating the COVID-19 crisis, spreads are fixed by the loan contracts based on pre-COVID pricing.

3. The customers of FHN and IBKC have been, and will likely continue to be, adversely impacted by governmental and societal responses to COVID-19; those impacts are likely to create downward loan migration (a reduction in loan-grading) and a corresponding increase in loan loss expense and reserves for each of FHN, IBKC and the combined company, as well as adversely affect noninterest income. In addition, loan charge-offs likely will increase over time, especially if economic disruption related to COVID-19 continues for more than a few months.

4. In the U.S., initial government responses to the COVID-19 pandemic were intended mainly to slow the spread of illness, regardless of the impact on economic activity. As governments relax restrictions in an effort re-invigorate the economy, it is not clear how well or how quickly the economy will recover. Substantial uncertainty regarding COVID-19, and the resulting economic damage, likely will continue until a substantial percentage of the population no longer fears contracting it.

Updated Unaudited Pro Forma Condensed Combined Financial Statements and Related Disclosures

As a supplement to the joint proxy statement/prospectus, FHN is providing updates to the “SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA”, “COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA” and “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” disclosures included in the joint proxy statement/prospectus to reflect updated estimates to the December 31, 2019 unaudited pro forma condensed combined financial statements (“Updated Pro Forma Financials and Related Disclosures”). The estimates included in Updated Pro Forma Financials and Related Disclosures are different than those included in the joint proxy statement/prospectus, and reflect both a change in the assumption related to closing share price (from $13.33 as of February 28, 2020 to $8.06 as of March 31, 2020) and a change in the valuation assumptions applied to the fair value assigned to the acquired assets and liabilities (using market inputs through March 31, 2020 applied to the December 31, 2019 values). This information is presented for illustrative purposes only and is dependent upon various inputs and assumptions that are subject to change. The Updated Pro Forma Financials and Related Disclosures are set forth in the attached Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(b) Unaudited pro forma financial information.

The unaudited pro forma condensed combined financial statements and explanatory notes for First Horizon as of December 31, 2019, for the year ended December 31, 2019 and related disclosures are being filed as Exhibit 99.1 (Updated Pro Forma Financials and Related Disclosures) and such exhibit is incorporated by reference herein.

(d)	Exhibits

Exhibit No.	Description of Exhibit

99.1	Updated Pro Forma Financials and Related Disclosures

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward-Looking Statements

This Form 8-K, the proxy statement and the documents that we incorporate by reference therein contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Horizon and IBKC beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBKC, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBKC’s respective reports filed with the SEC, as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBKC; the outcome of any legal proceedings that may be instituted against First Horizon or IBKC; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBKC do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBKC success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBKC.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration.

Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020, Amendment No. 3 to Form S-4, dated March 17, 2020 and filings related to that Registration Statement, First Horizon’s definitive proxy statement, dated March 16, 2020, and in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Amendment No. 1 to Form 10-K, dated March 17, 2020, filed with the SEC and available in the “Investor Relations” section of IBKC’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon filed with the SEC a Registration Statement on Form S-4 (File No. 333- 235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement/prospectus of First Horizon and IBKC. The Registration Statement was declared effective by the SEC on March 19, 2020 and the definitive joint proxy statement/prospectus was mailed to First Horizon’s shareholders of record as of the close of business on February 24, 2020. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4,THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBKC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, the joint proxy statement/prospectus, and the filings with the SEC that have been incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in this Transaction

First Horizon, IBKC and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 16, 2020, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on February 28, 2020, and certain of its Current Reports on Form 8-K. Information regarding IBKC’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on March 2, 2020 and amended by Amendment No. 1 to Form 10-K which was filed with the SEC on March 17, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Horizon National Corporation
(Registrant)

Date: April 13, 2020
	By:	/s/ Clyde A. Billings, Jr.
(Signature)
	Name:	Clyde A. Billings, Jr.
	Title:	Senior Vice President, Assistant General Counsel, and Corporate Secretary